

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2021

Ian Siegel
Chief Executive Officer
ZipRecruiter, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

Re: ZipRecruiter, Inc.
Registration Statement on Form S-1
Filed April 23, 2021
File No. 333-255488

Dear Mr. Siegel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2021.

Registration Statement on Form S-1

Prospectus Summary, page 8

1.   Please disclose that Mr. Siegel will be entitled to a special bonus in an amount equal to $10.0 million in connection with your direct listing.

Plan of Distribution, page 167

2.   We note your response to prior comment 1. Please disclose whether this valuation was also provided to the DMM by your financial advisors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Katherine K. Duncan, Esq.